UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                               DOR BioPharma, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    258094101
                                    ---------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                    ----------------------------------------
                            Lindsay A. Rosenwald, MD
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 22, 2002
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 15 Pages

CUSIP NO. 258094101             SCHEDULE 13D                  Page 2 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,296,615
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,466,351
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,296,615
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,466,351
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      55,762,966
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP NO. 258094101             SCHEDULE 13D                  Page 3 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,466,351
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,466,351
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,466,351
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP NO. 258094101             SCHEDULE 13D                  Page 4 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Aries Select, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,369,986
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,369,986
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,369,986
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

CUSIP NO. 258094101             SCHEDULE 13D                  Page 5 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Aries Select Domestic I, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,076,081
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,076,081
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,076,081
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

CUSIP NO. 258094101             SCHEDULE 13D                  Page 6 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Aries Select Domestic II, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            20,284
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        20,284
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,284
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                                                              Page 7 of 15 Pages

Item 1. Item 1. Security and Issuer.

      (a)   Common Stock, $.001 par value ("Shares")

            Dor BioPharma, Inc. (the "Issuer")
            28101 Ballard Drive, Suite F
            Lake Forrest, IL 60045
            (847) 573-8990

Item 2.  Identity and Background.

            Names of Persons Filing:

      (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Select, Ltd., a Cayman Island exempted company ("Aries Select"), Aries Select I LLC ("Aries I"), Aries Select II LLC ("Aries II") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties").

      (b) Paramount Capital's, Aries I's, Aries II's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Select is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital, a Subchapter S corporation incorporated in Delaware. Paramount Capital is the managing member of Aries I and Aries II, each a limited liability corporation incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Select, a Cayman Islands exempted company. The principal business of Aries I, Aries II and Aries Select is investment in securities.

      (d) Dr. Rosenwald, Paramount Capital, Aries I, Aries II and Aries Select and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Dr. Rosenwald, Paramount Capital, Aries I, Aries II and Aries Select and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Dr. Rosenwald is a citizen of the United States.

                                                              Page 8 of 15 Pages

Item 3. Source and Amount of Funds or Other Consideration.

            Since the date of Amendment No. 7 ("Amendment No. 7") filed on December 30, 1999, the Issuer merged (the "Merger") with Corporate Technology Developments (`CTD"). Pursuant to the terms of the Merger, Dr. Rosenwald and certain entities controlled by Dr. Rosenwald received Shares.

Item 4. Purpose of Transaction.

            The Reporting Parties acquired Shares as an investment in the Issuer.

            Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Shares and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

            The Schedule 14A filed by the Issuer on April 30, 2002, included, among other things, a proposal for reelection of the nine incumbent directors of the Issuer at the Annual Meeting of Stockholders to be held on May 23, 2002 (the "Annual Meeting").

            On May 22, 2002, Dr. Rosenwald received a proxy request from Steven
            H. Kanzer ("Mr. Kanzer"), who, in his capacity as a shareholder, solicited Dr. Rosenwald's proxy at the Annual Meeting. Specifically, Mr. Kanzer requested that Dr. Rosenwald support an alternate slate of nine (9) directors which includes three (3) individuals that are not incumbent directors. After due consideration, Dr. Rosenwald has decided to execute the revocable proxy proffered by Mr. Kanzer.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
            Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.


            (a) As of May 22, 2002, Dr. Rosenwald beneficially owned 5,762,966 Shares or 24.8% of the total amount of Shares outstanding assuming the exercise of all of the securities held by the following:

                                          Percent           Amount Owned
                                          -------           ------------
                  Aries Select             10.9%            2,214,493 Shares
                                                            155,493 warrants to purchase Shares

                  Aries I                   5.0%            996,215 Shares and
                                                            79,866 warrants to purchase Shares

                  Aries II                  0.1%            20,284 Shares

                                                              Page 9 of 15 Pages

                  PCDDH(2)                  2.4%              591,673 Shares

                  June Street(2)            0.1%              12,560 Shares

                  Huntington Street(2)      0.1%              12,560 Shares

                  Dr. Rosenwald            24.8%(1)           163,320 Shares and 1,516,502 warrants
                                                                      to purchase Shares

            (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Select, Aries I and Aries II.

            (c) Other than the receipt of Shares released from escrow pursuant to the terms of the Merger, on or about April 3, 2002, which include 13,163 Shares received by Dr. Rosenwald directly, 1,102 Shares received by each of Huntington Street and June Street, and 131,277 Shares received by PCDDH and as otherwise set forth herein the Reporting Parties have not engaged in any transactions in Shares during the past 60 days.

            (d)   Not applicable

            (e)   Not applicable.

-------------------
1. For purposes of this Regulation 13-D filing, Dr. Rosenwald's percentage calculation includes all of the securities owned by Paramount Capital, Aries I, Aries II, Aries Select, PCDDH, June Street and Huntington Street. Dr. Rosenwald disclaims beneficial ownership of any securities, including the Shares, not held directly for his account.

2 Dr. Rosenwald is also sole and managing member of Paramount Capital Drug Development Holdings, LLC ("PCDDH") and sole proprietor of each of Huntington Street Company ("Huntington Street") and June Street Company ("June Street").

                                                             Page 10 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer:

            Item 4 is herein incorporated by reference.

            Paramount Capital is the Investment Manager of Aries Select and the Managing Member of each of Aries I and Aries II and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Select, Aries I and Aries II.

            Pursuant to the terms of the Merger certain Shares are currently being held in escrow and will be released upon the occurrence of certain events. Upon achievement of such milestones, the Issuer will issue additional Shares as follows:

                           PCDDH:          91,101 Shares
                           June Street:     1,012 Shares
                           Hunting Street:  1,012 Shares
                           Dr. Rosenwald:  13,163 Shares

            Mr. Steve Kanzer joined the Board of Directors of the Issuer in connection with the initial investment by the predecessors in interest to Aries Select, Aries I and Aries II.

            Dr. Rosenwald is also the Chairman and sole stockholder of Paramount Capital, Inc. ("PCI"), an NASD member broker dealer. PCI has acted as placement agent for the Issuer and has received certain fees for such services including warrants to purchase Shares.

Item 7. Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
               Aries Select and Aries I to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Select and
               Aries II and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries I and
               information called for by Items 2-6 of this statement relating to said officers and directors.

                                                             Page 11 of 15 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:            May 23, 2002
                  New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                              ------------------------------------------------
                                                Lindsay A. Rosenwald, M.D.
                                                 Chairman


                                                       ARIES SELECT DOMESTIC I, LLC
                                                         By:  Paramount Capital Asset Management, Inc.
                                                              Managing Member
Dated:            May 23, 2002
                  New York, NY                           By /s/ Lindsay A. Rosenwald, M.D.
                                                           ------------------------------------------------
                                                               Lindsay A. Rosenwald, M.D.
                                                               Chairman


                                                         ARIES SELECT DOMESTIC II, LLC
                                                         By:  Paramount Capital Asset Management, Inc.
                                                              General Partner

Dated:            May 23, 2002
                  New York, NY                           By /s/ Lindsay A. Rosenwald, M.D.
                                                           ------------------------------------------------
                                                               Lindsay A. Rosenwald, M.D.
                                                               Chairman


                                                         ARIES SELECT, LTD.
                                                         By:  Paramount Capital Asset Management, Inc.
                                                              Investment Manager

Dated:            May 23, 2002
                  New York, NY                           By /s/ Lindsay A. Rosenwald, M.D.
                                                           ------------------------------------------------
                                                               Lindsay A. Rosenwald, M.D.
                                                               Chairman

Dated:            May 23, 2002
                  New York, NY                           By /s/ Lindsay A. Rosenwald, M.D.
                                                           ------------------------------------------------
                                                               Lindsay A. Rosenwald, M.D.

                                                             Page 12 of 15 Pages

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of DOR BioPharma, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                            PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:            May 23, 2002
                  New York, NY                           By /s/ Lindsay A. Rosenwald, M.D.
                                                           ------------------------------------------------
                                                               Lindsay A. Rosenwald, M.D.
                                                               Chairman


                                                         ARIES SELECT DOMESTIC I, LLC
                                                         By:  Paramount Capital Asset Management, Inc.
                                                              Managing Member
Dated:            May 23, 2002
                  New York, NY                           By /s/ Lindsay A. Rosenwald, M.D.
                                                           ------------------------------------------------
                                                               Lindsay A. Rosenwald, M.D.
                                                               Chairman


                                                         ARIES SELECT DOMESTIC II, LLC
                                                         By:  Paramount Capital Asset Management, Inc.
                                                              General Partner
Dated:            May 23, 2002
                  New York, NY                           By /s/ Lindsay A. Rosenwald, M.D.
                                                           ------------------------------------------------
                                                               Lindsay A. Rosenwald, M.D.
                                                               Chairman


                                                         ARIES SELECT, LTD.
                                                         By:  Paramount Capital Asset Management, Inc.
                                                              Investment Manager
Dated:            May 23, 2002
                  New York, NY                           By /s/ Lindsay A. Rosenwald, M.D.
                                                           ------------------------------------------------
                                                               Lindsay A. Rosenwald, M.D.
                                                               Chairman

Dated:            May 23, 2002
                  New York, NY                           By /s/ Lindsay A. Rosenwald, M.D.
                                                           ------------------------------------------------
                                                               Lindsay A. Rosenwald, M.D.

                                                             Page 13 of 15 Pages

                                    EXHIBIT B

      The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                           PRINCIPAL OCCUPATION
         NAME                                 OR EMPLOYMENT
         ----                                 -------------

Lindsay A. Rosenwald, M.D.      Chairman of the Board of Paramount Capital Asset
                                Management, Inc., Paramount Capital Investments,
                                LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.            President of Paramount Capital Asset Management,
                                Inc., Paramount Capital Investments, LLC and
                                Paramount Capital, Inc.

Peter Morgan Kash               Director of Paramount Capital Asset Management,
                                Inc., Senior Managing Director, Paramount
                                Capital, Inc.

Dr. Yuichi Iwaki                Director of Paramount Capital Asset Management,
                                Inc., Professor, University of Southern
                                California School of Medicine

Item 2.

      During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                                             Page 14 of 15 Pages

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the Managing Member of Aries I and Aries II is as follows:

                                                   PRINCIPAL OCCUPATION
         NAME                                          OR EMPLOYMENT
         ----                                          -------------

Paramount Capital Asset Management, Inc.            Investment Manager

Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                                             Page 15 of 15 Pages

                                    EXHIBIT D

      The name and principal occupation or employment, which in each instance is with Aries Select, Ltd. ("Aries Select") located at c/o Fortis Fund Services (Cayman), P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman, of each executive officer and director of Aries Trust is as follows:

                                                  PRINCIPAL OCCUPATION
         NAME                                         OR EMPLOYMENT
         ----                                         -------------

Paramount Capital Asset Management, Inc.            Investment Manager

Fortis Fund Services (Cayman)                       Administrator

Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, neither of the above persons (to the best of Aries Select's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.